AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY COMPANIES
QUARTERLY REPORT PER REQUIREMENTS
OF HOLDING COMPANY ACT RELEASE NO. 26864
FOR THE QUARTER ENDED DECEMBER 31, 2003

1)   Aggregate Investment, for which there is recourse to AEP Co., Inc., in Exempt Wholesale Generators (EWG) and Foreign Utility Companies (FUCO)

(in millions)
EWG Investment	$87
FUCO Investment	1,636

Total Aggregate Investment
in EWG's and FUCO's	$1,723

Components of statement of aggregate investment in EWG and FUCO’s are filed under confidential treatment pursuant to Rule 104(b).

2)     Aggregate Investment as a Percentage of the Following Items

	(in millions)%
Total Capitalization	$22,438	*	7.7%
Net Utility Plant (a)	20,859		8.3%
Total Assets	36,744		4.7%
Market Value of Common Equity	12,052		14.3%

a) Net utility plant has been adjusted to reflect assets held for sale and the reclassification of regulated removal costs from accumulated depreciation and amortization to regulatory liabilities.

*Includes Long-term Debt Due Within One Year and Short-term Debt.

3)     Consolidated Capitalization Ratio <PRE>

	(in millions)%
Short-term Debt	$326
Long-term Debt	14,101	*

Total Debt	14,427		64.3%

Preferred Stock Subject to Mandatory Redemption	76		0.3%

Preferred Stock Not Subject to Mandatory Redemption	61		0.3%

Common Stock	2,626
Paid-in Capital	4,184
Accumulated Other Comprehensive
Income	(426)
Retained Earnings	1,490

Total Common Equity	7,874		35.1%

Total Capitalization	$22,438		100.0%

* Includes Long-term Debt Due Within One Year.

4)     Market-to-book Ratio of AEP Common Stock

Closing Market Price per Share	$30.51
Book Value per Share	$19.93

Market-to-book Ratio of Common Stock	153.1%

5)     Analysis of Growth in Retained Earnings

   Statement of analysis of growth in retained earnings is filed under confidential treatment pursuant Rule 104(b).

6)    Statement of Revenues and Net Income for each EWG and FUCO

   Statement of revenues and net income for the following EWG’s and FUCO’s are filed under confidential treatment pursuant to Rule 104(b):

      Nanyang General Light Electric Co., Ltd.
      Pacific Hydro Ltd.
      AEP Energy Services Limited
      AEP Energy Services UK Generation Limited
      InterGen Denmark, Aps
      South Coast Power Limited
      Trent Wind Farm, Limited Partnership
      Desert Sky Wind Farm LP